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Global Food Exchange™

March 3, 2017

Cleartronic Inc. Board of Directors,

The time has come where I do not feel that I am able to add significantly more benefit to the growth of Cleartronic Inc., though I will continue to be a staunch supporter of the team and the technology. Please accept this notice of my resignation effective the 6th of March, 2017.

Warmest Regards,

Richard L. Lackey